

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 25, 2008

Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue N., Suite 510
Seattle, Washington 98109

>   **Re: Fisher Communications, Inc.**
>   **Form 10-K for the Year ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 000-22439**

Dear Ms. Brown:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 21

1.   It appears that you use the surveys listed on page 22 for benchmarking purposes. For example, you disclose on page 22 that the compensation committee considers executive compensation ranging from the 25th to 75th percentile at peer companies as a component in determining compensation levels. If you use surveys to benchmark total compensation, or any material element of compensation, you must identify the companies in the surveys. See Regulation S-K Item 402(b)(2)(xiv). Please confirm in your response

letter that you will comply with our comment in future filings where you use the surveys to benchmark your named executive officers' compensation. For further guidance, see Question 118.05 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2.   In future filings, please discuss more specifically the factors considered in determining compensation and explain how the consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K. For example, provide more detail relating to the factors that were considered when adjusting the salaries of your named executive officers in 2007 and why Ms. Collligan's was decreased while all others were increased. As another example, explain why the annual cash bonus opportunity for each executive was set at various levels ranging from 25% to 50% of base salary. As a further example, explain how each of the factors mentioned in the second paragraph on page 24 relating to long-term incentive awards were considered in determining the amounts awarded to each of your named executive officers.

Annual Cash Bonus, page 22

3.   We note your disclosure on page 22 that the company's 2007 annual cash bonus structure was based upon achievement of your defined budgeted net income goal. In future filings, please disclose the performance target for the payment of annual cash bonuses. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director